Exhibit 99.1

Press Release	Media contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

May 4, 2022

Fresenius Medical Care reports first quarter results in line with its expectations despite significant headwinds

-	Higher than anticipated COVID-19-related excess mortality, but declining throughout the quarter

-	Earnings development affected by ongoing significantly elevated labor costs compounded by effects from Omicron in Health Care Services and by increased material and logistics costs in Health Care Products

-	Earnings development in EMEA additionally impacted by the war in Ukraine

-	Financial targets for FY 2022 confirmed

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “When we see what is happening in Ukraine, it is again above all the human tragedy that leaves us deeply saddened. I am incredibly thankful and proud of all who continue to work tirelessly to ensure patient care and the holding up of our local operations under these outstandingly difficult circumstances. Although it is difficult to talk about numbers with these images in mind, I have to say that in addition, Omicron has affected the quarter heavily. This resulted in high excess mortality among our patients and significantly elevated labor costs in the U.S. to manage isolation clinics and shifts. We were able to compensate this and delivered the quarter in line with our expectations. Based on a strong decline in excess mortality in February and March, we confirm our financial targets for 2022.”

Page 1/8

Key figures (IFRS)

	Q1 2022 EUR m	Q1 2021 EUR m	Growth yoy	Growth yoy, cc
Revenue	4,548	4,210	+8%	+3%
Operating income excl. special items[1]	348 403	474 477	-27% -15%	-30% -19%
Net income[2] excl. special items[1]	157 200	249 251	-37% -20%	-39% -23%
Basic EPS (EUR) excl. special items[1]	0.54 0.68	0.85 0.86	-37% -20%	-39% -23%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Higher than expected COVID-19-related excess mortality at the beginning of the year

COVID-19-related excess mortality among Fresenius Medical Care’s patients amounted to approximately 2,310 in the first quarter of 2022 (Q1 2021: ~3,200; Q2 2021: ~1,900;
Q3 2021: ~2,900; Q4 2021: ~2,0003). It significantly declined in February and March in line with infection rates, but on a quarterly basis still exceeded the originally anticipated level. This resulted in an increased need for isolation clinics and shifts and limited the Company’s ability to mitigate the impacts from labor shortage and wage inflation in the U.S. market.

COVID-19-related excess mortality accumulated to approximately 9,000 patients over the past twelve months and to approximately 22,600 since the start of the pandemic.

The overall estimated adverse effect of accumulated COVID-19-related excess mortality on organic growth in the Health Care Services business amounted to around 290 basis points in the first quarter.

1 2021: costs related to the FME25 program; 2022: costs related to the FME25 program and impacts related to the war in Ukraine

2 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

3 Historical excess mortality updated for late entries

Page 2/8

War in Ukraine impacting business development

The war in Ukraine is affecting Fresenius Medical Cares' dialysis operations and patient care in the country itself, but also caused higher bad debt expenses in Russia and Ukraine. The direct adverse effect of the war in Ukraine amounted to EUR 22 million at operating income level in the first quarter and is treated as a special item. Fresenius Medical Care will continue to monitor closely the potential effects of the war as well as the general impact of the challenging inflationary macroeconomic environment.

First quarter earnings development in line with expectations

Revenue increased by 8% to EUR 4,548 million (+3% at constant currency, +2% organic).

Health Care Services revenue increased by 8% to EUR 3,607 million (+3% at constant currency, +1% organic). At constant currency, this was mainly driven by organic growth, which was achieved despite the adverse impact of COVID-19, the partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute and contributions from acquisitions.

Health Care Products revenue increased by 6% to EUR 941 million (+3% at constant currency, +3% organic). Constant currency growth was mainly driven by higher sales of in-center disposables and renal pharmaceuticals. This was partially offset by lower sales of machines for chronic treatment.

Operating income decreased by 27% to EUR 348 million (-30% at constant currency), resulting in a margin of 7.6% (Q1 2021: 11.3%). Operating income excluding special items, i.e. costs incurred for FME25 and the impacts related to the war in Ukraine, declined by 15% to EUR 403 million (-19% at constant currency), resulting in a margin of 8.9% (Q1 2021: 11.3%). At constant currency, the decline was mainly due to higher labor costs, adverse COVID-19-related effects, as well as inflationary and supply chain cost increases. These effects were only partially mitigated by the partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute.

Net income2 decreased by 37% to EUR 157 million (-39% at constant currency). Excluding special items, net income declined by 20% to EUR 200 million (-23% at constant currency), mainly due to the mentioned negative effects on operating income.

Basic earnings per share (EPS) decreased by 37% to EUR 0.54 (-39% at constant currency). EPS excluding special items declined by 20% to EUR 0.68 (-23% at constant currency).

Page 3/8

Cash flow development

In the first quarter, Fresenius Medical Care generated EUR 159 million of operating cash flow (Q1 2021: EUR 208 million), resulting in a margin of 3.5% (Q1 2021: 4.9%). The decrease was mainly due to continued recoupment of the U.S. government’s payments received in 2020 under the CARES Act and a decrease in net income, partially offset by a favorable impact from trade accounts and other receivables.

Free cash flow4 amounted to EUR -1 million (Q1 2021: EUR 29 million) in the first quarter, resulting in a margin of 0.0% (Q1 2021: 0.7%).

Regional developments

In North America, revenue increased by 9% to EUR 3,171 million (+2% at constant currency, +0% organic). At constant currency, this was mainly driven by organic growth in the Health Care Product business and the reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute. This was partially offset by the adverse COVID-19 impact on the Health Care Services business.

Operating income in North America decreased by 24% to EUR 304 million (-29% at constant currency), resulting in a margin of 9.6% (Q1 2021: 13.7%). At constant currency, the decline in operating income was mainly due to higher labor costs, the adverse impact of COVID-19, inflationary and supply chain cost increases as well as costs related to FME25. This was only partially offset by the partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute.

Revenue in the EMEA region increased by 1% to EUR 674 million in the first quarter (+3% at constant currency, +2% organic). At constant currency, this was mainly due to organic growth in the Health Care Services business, which was achieved despite the negative impact of COVID-19.

Operating income in EMEA decreased by 23% to EUR 61 million (-19% at constant currency), resulting in a margin of 9.1% (Q1 2021: 11.9%). The decline was mainly due to the impact related to the war in Ukraine.

In Asia-Pacific, revenue increased by 8% to EUR 507 million (+4% at constant currency, +4% organic). At constant currency, this was mainly driven by organic growth in the Health Care Products business.

Operating income increased by 16% to EUR 99 million (+14% at constant currency), resulting in a margin of 19.5% (Q1 2021: 18.1%). At constant currency, this was mainly due to a gain from the sale of clinics, favorable currency transaction effects and growth in the Health Care Products business.

4 Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

Page 4/8

Latin America revenue increased by 15% to EUR 183 million (+15% at constant currency, +16% organic), mainly driven by strong organic growth in both the Health Care Services and Health Care Products business.

Operating income improved by 68% to EUR 11 million (+51% at constant currency), resulting in a margin of 6.1% (Q1 2021: 4.2%). This was mainly due to a favorable currency transaction effect, which was partially offset by inflationary cost increases.

Patients, clinics and employees

As of March 31, 2022, Fresenius Medical Care treated 343,493 patients in 4,153 dialysis clinics worldwide and had 122,635 employees (full-time equivalents) globally, compared to 124,995 employees as of March 31, 2021.

Outlook

Based on the results for the first quarter, which were in line with the Company’s expectations, Fresenius Medical Care confirms its financial targets for 2022. The earnings improvement will be driven by expected business growth, PPE cost reduction and FME25 savings. The Company expects revenue and net income to grow at low to mid-single digit percentage rates in FY 2022.5

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the first quarter 2022 on May 4, 2022 at 3:30 p.m. CEST / 9:30 a.m. EDT. Details will be available on the Fresenius Medical Care website in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the first quarter 2022. Our 6-K disclosure provides more details.

5 These targets are based on the 2021 results excluding the costs related to FME25 of EUR 49 million (for Net Income). They are based on the assumptions outlined in the Press Release on the Q4 and FY 2021 results (Feb. 22, 2022), in constant currency and exclude special items. Special items include further costs related to FME25, the impacts related to the war in Ukraine, and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

Page 5/8

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,153 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 343,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

Page 6/8

Statement of earnings

in € million, except share data, unaudited	Three months ended March 31			Change
	2022	2021	Change	at cc
Health Care Services	3,607	3,325	8.5%	2.6%
Health Care Products	941	885	6.4%	3.3%
Revenue	4,548	4,210	8.0%	2.7%
Costs of revenue	3,290	3,003	9.5%	4.1%
Gross profit	1,258	1,207	4.3%	-0.6%
Selling, general and administrative	870	712	22.4%	16.8%
Research and development	50	49	2.1%	-0.9%
Income from equity method investees	(10)	(28)	-62.2%	-62.0%
Operating income	348	474	-26.7%	-30.2%
Operating income excl. special items	403	477	-15.4%	-19.0%
Interest expense, net	69	76	-9.2%	-14.3%
Income before taxes	279	398	-30.0%	-33.2%
Income tax expense	67	94	-28.9%	-31.7%
Net income	212	304	-30.4%	-33.7%
Net income attributable to noncontrolling interests	55	55	-1.7%	-8.4%
Net income[1]	157	249	-36.8%	-39.3%
Net income[1] excl. special items	200	251	-20.1%	-22.7%
Weighted average number of shares	293,007,109	292,878,085
Basic earnings per share	€0.54	€0.85	-36.8%	-39.4%
Basic earnings per share excl. special items	€0.68	€0.86	-20.1%	-22.8%
In percent of revenue
Operating income margin	7.6%	11.3%
Operating income margin excl. special items	8.9%	11.3%

1 Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of special items, please refer to the table at the end of the press release.

Page 7/8

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures in € million, unaudited

	Three months ended March 31
	2022	2021
Operating performance excl. special items
Revenue	4,548	4,210

Operating income	348	474
FME25 Program	33	3
Ukraine War[1]	22
Operating income excl. special items	403	477
Net income[2]	157	249
FME25 Program	24	2
Ukraine War[1]	19
Net income[2] excl. special items	200	251

1 Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.

2 Attributable to shareholders of FMC-AG & Co. KGaA

Page 8/8